SMARTPHARMA

APTORUM

NASDAQ: APM

aptorumgroup.com

aenco

aencoin.com

REVOLUTIONISE PHARMACEUTICAL PROCESSES WITH SMART

SMART PHARMACEUTICALS IS A SUBSIDIARY OF APTORUM GROUP (NASDAQ: APM)



+1.37% +0.64
PRICE $47.72 $47.72
+2.06% +31.33
PRICE $1,552.24 $1,552.24
cisco
-0.19% -0.08
PRICE $44.11 $44.11
+0.78% +0.50
PRICE $64.97 $64.97
+2.06% +31.33
PRICE $1,552.24 $1,552.24
+1.81% +1.52
PRICE $85.62 $85.62
-1.49%
PRICE $36.21 $35.67
APTORUM
Nasdaq
APM
NasdaqListed

On 18th December 2018, Aptorum Group Limited listed on the **NASDAQ (ticker symbol: APM)** with a market capitalisation of over **USD 400 M**.

SMARTPHARMA


50%[1]
SUCCESS
69%[1]
SUCCESS
60%[1]
SUCCESS
36%[1]
SUCCESS
DISCOVERY
PRECLINICAL
PHASE 1
PHASE 2
PHASE 3

Traditionally, drug discovery and development ("3D") is a time-consuming, costly and high-risk business

TIME

~12 YEARS[2]

COST

USD 2.6 BILLION[3]

FAILURE RATE

86.2%

nearly 86.2% of drug candidates entering phase 1 trials fails to achieve drug approval

[1] https://www.aptuit.com/ebook-drug-discovery
[2] https://www.sciencedirect.com/science/article/pii/S2452302X1600036X
[3] https://www.the-scientist.com/features/repurposing-existing-drugs-for-new-indications-32285

ACT- Accelerating the Commercialisation of Therapeutics


COMPUTATIONAL ALGORITHMS & BIG DATA
ACT
REPURPOSE
ORPHAN DISEASES

COMPUTATIONAL ALGORITHMS AND BIG DATA

Protein docking, genetic simulation, immunology, genomics, bioimaging, animal studies, proteomics

REPURPOSE

Potentially skip preclinical and Phase I by using existing data or just need an abbreviated version

ORPHAN DISEASES

Potentially skip large-scale clinical trials

OUT-LICENSING OPPORTUNITIES

Immediate

TRADITIONAL 3D & ACT 3D

	Traditional 3D	Act 3D
Time (years)	10-17 years[1] Drug Discovery: varies, 3-10 years[2] Preclinical Development: 9 months to one year Phase I: Several months[3] Phase II to market: 5.4 years on average[4]	5-6.5 years Drug Discovery: 1-1.5 year including wet lab validation Preclinical Development: may not needed or just conduct simple bridging studies Phase I: May not needed or just need an abbreviated version due to the use of approved drugs. Phase II to market: 3.9 years on average
Cost	US$2.6 billion[5]	US$ 33 million[6]
Probability	Relatively low hit rate from discovery to commercialisation	Target 5 - 10 potential candidates to be ready for clinical trials every year Reducing the potential risk in safety and CMC as the drugs have been successfully approved and commercialised. 30% approval rate for repurposed drugs[7]

REDUCE ≈8 YEARS

DEVELOPMENT **TIME**

REDUCE OVER 90%

DEVELOPMENT **COST**

INCREASE

PROBABILITY OF **SUCCESS**

1 http://www.totalbiopharma.com/2012/07/04/4-key-benefits-drug-repositioning/
2 Estimated based on the overall development time of 10-17 years
3 https://www.fda.gov/forpatients/approvals/drugs/ucm405622.htm
4 Source: Drug Discov Today. 2012;17(13-14):660-4.
5 https://www.the-scientist.com/features/repurposing-existing-drugs-for-new-indications-32285
6 Source: Key cost drivers of pharmaceutical clinical trials in the United States (PDF), pg 5 (121), Oncology https://www.ncbi.nlm.nih.gov/pubmed/26908540
7 https://www.dcatvci.org/11-value-chain-insights/114-drug-repurposing-and-repositioning-making-new-out-of-old#

LIFE EXAMPLES: Neuroblastoma

TARGET **A**



14 drugs identified

TARGET **B**



20 drugs identified

TARGET **C**



12 drugs identified


Lump in the abdomen


Lump in the chest





Wet Lab Validation	2019
Phase 3 Trial Done	2021
Regulatory Approval	2024
Commercialisation	2025
Total	6 years*

* Timeline is for illustrative purposes only. Actual timing and results may vary.

ACT- Accelerating the Commercialisation of Therapeutics


Dr. Justin WU
Clinical Advisor


Dr. Nishant AGRAWAL
Clinical Advisor


Dr. Henry CHAN
Clinical Advisor


Dr. Philip CHIU
Clinical Advisor


Dr. Vincent MOK
Clinical Advisor


Dr. Kenny YU
Clinical Advisor


Dr. Monique LEE
Head of Legal, Aptorum


Ms. Margaret BURKE
Patent Attorney


Mr. Sam YIP
Patent Attorney


Ms. Flora HO
Patent Agent


Mr. Johnny WONG
Patent Specialist


Mr. Tim HUANG
Patent Specialist


Clinical Validation
Quantitative Big Data
ACT
IP Protection
IPE
Formulation Wet Lab Validation


Mr. Geoffrey TIPTON
CTO, Aenco


Dr. Ka-Wai KWOK
Advisor


Mr. Issac CHEUNG
Full Stack Developer


Mr. Aaron REGALA
Business Analyst


Dr. Thomas LEE
Head of R&D, Aptorum


Dr. Albert CHOW
CEO, Aptorum Pharmaceutical Development


Dr. Daniel POON
Senior Project Leader


Mr. Junzhe HUANG
Manager


Dr. Kwok CHOW
Advisor


Mr. Austin FREEDMAN
Advisor


Dr. Herman LAM
Advisor

ACT- Accelerating the Commercialisation of Therapeutics

ACT THERAPEUTIC PORTFOLIO VALUATION VERSUS PROJECTED CLINICAL ASSETS:
Commercialisation + Out-Licensing Monetization Strategies



Est. # Cumulative New Candidates Emerging From Validation; lhs Est. #
Cumulative Clinical Assets in Pipeline; lhs
Projected Mid-range Valuation (US$bn); rhs
NO. OF DRUG CANDIDATES / CLINICAL ASSETS
USD $bn
35
30
25
20
15
10
5
0
45.00
40.00
35.00
30.00
25.00
20.00
15.00
10.00
5.00
-
Early opportunities for out-licensing of clinical asset
3
10
1
17
2
24
3
31
4
$0.5
$3.3
$16.3
$29.3
$42.4
2019
2020
2021
2022
2023

Potential of ACT	
Orphan Diseases	7000
Pipeline	• **5 – 10**[1] candidates potentially enter clinical trials each year • Expect **1st clinical asset**[1] in 2020 and cumulatively **4 clinical assets**[1] by 2023
Potential **Asset Pipeline** Valuation	• Projected mid-range value at **US$42 billion**[1] by 2023
Clinical Development Costs (Wet-lab, Phase 2, Phase 3)	• US$ 33 million[2] per cancer drug • US$ 120 million accumulated development costs by 2023
Return on Invested Capital	• Per drug candidate: 4x to 5x[1] (over 4 years) • **Perpetual pipeline:** Systematic pipeline of clinical assets targeting orphan diseases and unmet medical needs!

[1]Smart Pharma internal estimates based on model assumptions. Details available upon request.
[2]https://www.ncbi.nlm.nih.gov/pubmed/26908540

SMARTPHARMA

Value projections are illustrative only. All estimates and forward-looking projections are based on modeled assumptions, which we believe to be reasonable, and evidence based where applicable. However, such assumptions are subject to change based on newly emerging data and/ or evidence, which could lead to changes in some or all projections presented in this presentation. We disclaim any responsibility to update these projections in the event of such changes at any time in the future.

ABOUT SMPT	
Token Symbol	SMPT
Token Type	ERC-1404 security compliant tokens with ERC- 20 and ERC-233 compliance on the Ethereum blockchain
Total Token Supply	1,000,000,000 (100%)
Tokens available for Public	200,000,000 (20%)
Retention by Issuer's staff, partners and ecosystem	50,000,000 (5%)
Retention by Issuer	750,000,000 (75%)
Secondary Market	To be disclosed
Issuer	Smart Pharmaceutical Limited Partnership
Technology Partner	SMPT token is co-developed together with Aenco Solutions (www.aencoin.com)



Target to identify **5-10 NEW DRUG** candidates per year

NEW IPS



Please refer to our whitepaper and economy paper for further information at www.smtph.com



ABOUT SMPT	
Token Value Driver	(i) Backed by assets of SPLP issuer, including intellectual property portfolio of all repurposed drugs discovered under the Smart-ACT™ platform and related allocated cashflows (e.g. royalties from commercialised sales, annual fixed licensing fees, milestone payments, if any). (ii) Holders of the SMPT token will benefit from the inherent build up of valuation of the IP portfolio and cashflows. (iii) SPLP assets are segregated to support the token; SMPT holders will have full rights to SPLP's assets upon liquidation or on distribution by the SPLP.

Please refer to our whitepaper and economy paper for further information at www.smtph.com

SECURITY TOKEN: SMART PHARMA TOKEN (SMPT)

SMPT Token is backed by asset pipeline of **Smart-ACT™**

Potential Year-on-Year ("YoY") valuation subject to the following:

1. Commercialisation and Out-licensing monetisation strategies of drug-target pairs; AND

2. The accumulation of a growing library of pairs / drug candidates each year



PROJECTED SMPT INTRINSIC VALUE (US$) PER TOKEN[1,2]
Est. # Cumulative New Candidates Emerging From Validation; rhs
Est. # Cumulative Clinical Assets in Pipeline; rhs
Mid-point SMPT token value; lhs
TOKEN PRICE (US$)
NO. OF DRUG CANDIDATES / CLINICAL ASSETS
$8
$7
$6
$5
$4
$3
$2
$1
$-
35
30
25
20
15
10
5
-
Token price upon issuance: US$0.05 – 0.10
3
$0.08
10
$0.47
1
17
$2.34
2
24
$4.20
3
31
$6.07
4
2019
2020
2021
2022
2023

Please refer to our whitepaper and economy paper for further information at www.smtph.com

[1] Per token value is calculated based on the total SMPT supply of 1,000,000,000 tokens, and is adjusted for a projected pass-through of 5% and 15% of market value to SMPT token holders, for value deriving from commercialization and out-licensing strategies respectively.
[2] Smart Pharma internal estimates based on model assumptions. Details available upon request.

LEGAL NOTICES

Nothing in this presentation shall be deemed to constitute a prospectus of any sort, a solicitation for investment or investment advice nor does it in any way pertain to an offering or a solicitation of an offer to buy any securities in any jurisdiction.

This presentation contains forward-looking statements that reflect our current expectations and views of future events. You can identify some of these forward-looking statements by words or phrases such as "may," "will," "should," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "is/are likely to," "approximately," "potential," "continue," or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. The forward-looking statements made in this presentation relate only to events or information as of the date on which the statements are made in this presentation. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should thoroughly read this presentation and the documents that we refer to herein with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This presentation contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The global trade software application and technology service industry may not grow at the rate projected by market data, or at all. Failure of this industry to grow at the projected rate may have a material and adverse effect on our business and the market price of our ordinary shares. If any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

This presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
This presentation is not composed in accordance with, and is not subject to, laws or regulations of any jurisdictions which are designed to protect investors. To the maximum amount permitted by applicable law, the Company and its affiliates expressly disclaim and shall not be liable for any and all responsibility for any direct or any indirect, special, incidental, consequential or other losses of any kind, in tort, contract or otherwise (including but not limited to loss of revenue, income or profits, and loss of use or data).

All statements, estimates and financial information contained in this presentation on http://www.SMTPH.com, made in any press releases or in any place accessible by the public and oral statements that may be made by the Company or its affiliates that are not statements of historical fact, constitute Forward-Looking Statements. Nothing contained in this presentation is or may be relied upon as a promise, representation or undertaking as to the future performance or policies of the Company.

Further, the Company disclaims any responsibility to update any of these Forward-Looking Statements or publicly announce any revisions to these Forward-Looking Statements to reflect future developments, events or circumstances, even if new information becomes available or other events occur in the future. No regulatory authority has yet examined or approved any of the information set out in this presentation. No such action has been taken under the laws, regulatory requirements or rules of any jurisdiction.

The publication, distribution or dissemination of this presentation does not imply that any such applicable laws, regulatory requirements or rules have been complied with. Any person or entity, including anyone acting on its behalf, being based, being a citizen or resident, domiciled, located or incorporated where applicable laws prohibit or restrict distribution or dissemination of this presentation and other materials, otherwise such person assumes all the responsibility and legal consequences arising from such actions.

No guarantee that the Smart-ACT™ program and the drug candidates obtained from it will be developed

There is no guarantee or representation or warranty by the Company and its affiliates that: (i) the Smart-ACT™ program and the drug candidates obtained from it, (ii) the Smart-ACT™ program will perform as expected and without modifications, (iii) the drug candidates obtained from it will ever be licensed, developed or commercialized. The valuation of the Smart-ACT™ in this presentation is highly speculative and are subject to the satisfaction of all assumptions. Even if all assumptions are met, there is no guarantee that the Smart-ACT™ will make the estimated income and valuation hereunder.

Success of the Smart-ACT™ program depends on its continued innovation to identify existing drug compounds with potential second indications. As a result, the Company must continuously invest significant resources in research and development to enhance the Smart-ACT™ program and to develop the drug candidates obtained from it. If the Smart-ACT™ program is unable to effectively identify therapeutic targets for the chemical compounds, to discover sufficient candidates, or to attract collaborators or investors, the Company's business, income, results of operations and financial condition would be harmed.

In addition, successful commercialization of candidates obtained from the Smart-ACT™ program will depend on the ability for the Company and its affiliates to attract potential licensee to develop and commercialized those candidates.

The Smart-ACT™ program's existing and potential competitors include, but are not limited to, competing companies that operate, or could use AI or machine learning, to assist on drug discovery. These competing companies could devote greater technical and other resources than the Company and its affiliates have available, have a more accelerated timeframe for deployment and leverage their technologies to provide products and services that are viewed as superior to the Smart-ACT™ program. Any of the Smart-ACT™ program's future or existing competitors may introduce different solutions that provide solutions similar to it but with better branding or marketing resources.

If the Smart-ACT™ program fails to innovate, its business, results of operations and financial conditions may be negatively impacted. Further, the Smart-ACT™ program is still undergoing development while significant shifts in custom and use habits occur constantly and rapidly. The Company and its affiliates may not successfully anticipate or keep pace with industry changes, and it may invest considerable financial, personnel and other resources to pursue strategies that may not, ultimately, prove effective such that its business, results of operations and financial conditions may be harmed. The potential regulatory pathways for the candidates obtained from the Smart-ACT™ program may be affected by local, regional, national and international changes in regulations on drug approval process.

CONTACT US

SMART PHARMA

E info@smtph.com

W www.smtph.com

APTORUM GROUP

T +852 2117 6611

E info@aptorumgroup.com

A 17/F, Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong

W www.aptorumgroup.com

STAY IN TOUCH

- t.me/Smtpharma
- twitter.com/smtpharma
- reddit.com/r/SmartPharma
- facebook.com/smtpharma
- medium.com/smart-pharma
- linkedin.com/company/smtpharma
- youtube.com/channel/UCOCte0Gg6EniovERJTow_2Q